SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Align Technology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

016255101
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,181,836 shares, which constitutes approximately 6.6% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 47,908,014 shares outstanding.


CUSIP No. 016255101

1.    Name of Reporting Person:

        Oak Hill Capital Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 2,895,470 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 2,895,470 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,895,470

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  6.0%

12.    Type of Reporting Person: PN
--------------
(1)  Power is exercised through its general partner, OHCP GenPar, L.P.


CUSIP No. 016255101

1.    Name of Reporting Person:

         OHCMP Align, L.P.

2.    Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 286,366 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 286,366 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        286,366

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  0.6%

12.    Type of Reporting Person: PN
--------------
(1)  Power is exercised through its general partner, Oak Hill Capital Management Partners, L.P.


Item 1(a).    Name of Issuer.

The name of the issuer is Align Technology, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 851 Martin Avenue, Santa Clara, California 95050.

Item 2(a).    Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), and OHCMP Align, L.P., a Delaware limited partnership ("OHCMP Align") (the "Reporting Persons").  Additionally, information is included herein with respect to the following persons (the "Controlling Persons"): Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"), OHCP GenPar, L.P., a Delaware limited partnership ("OHCP GenPar") and OHCP MGP, L.L.C., a Delaware limited liability company ("OHCP MGP"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).    Address of Principal Business Office, or if None, Residence.

The address of the principal business office of each of the Reporting Persons and Controlling Persons is 201 Main Street, Suite 2415, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

The CUSIP number of the Stock is 016255101.

Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.    Ownership.

(a) - (b)

Reporting Persons

OHCP

The aggregate number of shares of the Stock that OHCP owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,895,470, which constitutes approximately 6.0% of the outstanding shares of the Stock.

OHCMP Align

The aggregate number of shares of the Stock that OHCMP Align owns beneficially, pursuant to Rule 13d-3 of the Act, is 286,366, which constitutes approximately 0.6% of the outstanding shares of the Stock.

Controlling Persons

OHCMP

Because of its position as general partner of OHCMP Align, OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 286,366 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

OHCP GenPar

Because of its position as general partner of each of OHCP and OHCMP, OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,181,836 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of the Stock.

OHCP MGP

Because of its position as general partner of OHCP GenPar, OHCP MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,181,836 shares of the Stock, which constitutes approximately 6.6% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

OHCP

Acting through its general partner, OHCP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,895,470 shares of the Stock.

OHCMP Align

Acting through its general partner, OHCMP Align has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,366 shares of the Stock.

Controlling Persons

OHCMP

As the general partner of OHCMP Align, OHCMP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 286,366 shares of the Stock.
OHCP GenPar

As the general partner of OHCP and of OHCMP, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,181,836 shares of the Stock.

OHCP MGP

As the general partner of OHCP GenPar, OHCP MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,181,836 shares of the Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.  The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

Not Applicable.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    February  5, 2002

OAK HILL CAPITAL PARTNERS, L.P.
 By:  OHCP GENPAR, L.P., general partner
    By:  OHCP MGP, L.L.C., general partner

        By:  /s/ W.R. Cotham
                W. R. Cotham, Vice President

OHCMP ALIGN, L.P.
By:  OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.,          general partner
  By:  OHCP GENPAR, L.P., general partner
     By:  OHCP MGP, L.L.C., general partner

         By:  /s/ W.R. Cotham
               W. R. Cotham, Vice President

EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below.

OAK HILL CAPITAL PARTNERS, L.P.
 By:  OHCP GENPAR, L.P., general partner
    By:  OHCP MGP, L.L.C., general partner

        By:  /s/ W.R. Cotham
                W. R. Cotham, Vice President

OHCMP ALIGN, L.P.
By:  OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.,          general partner
  By:  OHCP GENPAR, L.P., general partner
     By:  OHCP MGP, L.L.C., general partner

         By:  /s/ W.R. Cotham
               W. R. Cotham, Vice President